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CAPTURING VALUE WORLDWIDESM

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INVESTMENT INFORMATION
MARCH 1, 2008

THOMAS WHITE AMERICAN OPPORTUNITIES FUND
THOMAS WHITE INTERNATIONAL FUND

THOMAS WHITE FUNDS
CAPTURING VALUE WORLDWIDESM

One Financial Place
440 South LaSalle Street, Suite 3900
Chicago, Illinois 60605-1028
March 1, 2008
Dear Friends,

The recent globalization of capital markets has stimulated healthy growth in developed countries and sharp improvements in many of the emerging market economies, including China, India, Eastern Europe and Brazil. Significantly, the unprecedented adoption of free market-oriented policies by governments worldwide suggests the possibility of a secular expansion that could benefit all global citizens.

The professionals in our organization believe that the next thirty years hold more promise for growth than any previous generation has ever experienced. We believe that there will be continual advancements in technology, medicine and the global economy. It is our belief that the next thirty years will be an exciting time to be alive and observe the vast changes that will enhance the lives, freedom and prosperity of so many people.

Our two Funds are designed to capture the potential of this future. They both employ Thomas White International's valuation-oriented investment philosophy. The International Fund has a globally diversified portfolio primarily stressing attractively valued equities outside the U.S. The American Opportunities Fund will primarily invest in a diversified portfolio of primarily mid-cap U.S. equities.

The asset management division of Thomas White International, Ltd. is the Funds' advisor (the "Advisor"). It also manages global, international and U.S. equity portfolios for institutions and private clients. Located in Chicago and Bangalore, India, Thomas White International's professionals search for undervalued investment opportunities in 50 countries around the world. Our research division is widely recognized for its expertise in valuing global companies.

As the Chief Investment Officer with over forty years of experience, I head the expanding team of investment professionals that manages the Funds. Our investment process takes full advantage of our many skilled analysts.

The Funds are no-load, meaning there are no sales charges or 12b-1 fees. Their objective is to attract and serve prudent, long-term investors. We feel an individual's adherence to well-established investment goals is crucial to his or her long-term success. Careful stock selection and diversification is used to seek lower portfolio volatility, as stable equity portfolios can provide investors the courage to stay the course during difficult markets.

Saving money and investing are challenging tasks. I invite you to join our growing family of shareholders so our team can work with you to satisfy your investment goals.

Sincerely yours,

/s/ Thomas S. White, Jr.

THE THOMAS WHITE APPROACH

Thomas White International, Ltd. uses a valuation-driven strategy designed to provide its clients with strong long-term performance. We believe that our commitment to in-house research is the surest path to producing strong portfolio performance.

1  WE SEEK UNDERVALUED COMPANIES.

The firm's seasoned analysts publish individual monthly valuations for 3,100 companies in 50 countries. They use proprietary appraisal methods along with traditional analytical judgment to try to determine a corporation's fundamental worth. We seek to purchase undervalued stocks that are temporarily out of favor. When such companies regain their popularity, the stocks may rise and become fully priced. These stocks may then be replaced with new bargain-priced securities.

2  WE ARE CAPABLE OF FINDING ATTRACTIVE STOCKS IN EVERY MAJOR AMERICAN INDUSTRY.

Our analysts have a long history of searching for undervalued companies in each of the American industry groups. We benefit from this abundance of investment opportunities.

3  OUR ANALYSTS SEARCH FOR UNDERVALUED SECURITIES IN FIFTY FOREIGN COUNTRIES.

With 50% of the world's equity market outside the U.S., it only makes common sense that one should search globally to benefit from all the opportunities. Each month our international research team sets values for 2,100 non-U.S. companies. Stock markets in many countries around the world are expanding as their governments encourage the private sector as a way to boost economic growth.

4  WE BELIEVE THAT DIVERSIFICATION PRODUCES SAFER PORTFOLIOS AND SMOOTHER PERFORMANCE.

Broad diversification among economic sectors and across countries reduces an investor's exposure to unexpected industry or regional problems. Diversification of this sort can smooth out equity performance and reduce volatility. This occurs because industries and countries are driven by slightly different forces and often move independently of one another.

As described in the Funds' prospectus, currency exchange rate volatility and political uncertainties are risks inherent in international investing. While portfolio management techniques can moderate these risks, they cannot be completely neutralized.

5  WE ARE EXPERIENCED PROFESSIONALS THAT FOCUS ON LONG-TERM INVESTMENT STRATEGIES.

We are committed to providing our clients with strong performance. We do not depend on forecasting short-term events, nor do we time the stock market. Our long-term success has come from owning undervalued stocks in broadly diversified portfolios that are designed to weather interim storms, not avoid them. In short, we believe the prudent investor has every right to be an optimist. Equity investing has rewarded the patient individual who has realistic long-term goals.

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DESIGNING A LIFETIME
INVESTMENT PLAN

Equity investing has always rewarded the
prudent investor who has realistic long-term goals.

The Thomas White Funds have been designed by an experienced investment advisor to be valuable to private investors who have long-term savings and investment goals. They are best used by a person who recognizes the importance of designing a lifetime investment plan and, therefore, wants to save regularly and invest those savings in a disciplined fashion.

The charts on the following page show that by following a long-term plan, saving for retirement is within the reach of the average investor. One graph represents the lump-sum approach, and the other a regular savings plan. Thanks to the traditional IRA, as well as the Roth IRA, and other similar plans that encourage Americans to save, these savings methods need not be taxed until a withdrawal is made.

What rate of investment return should an investor expect to receive over the long-term? The chart below shows the average annual total returns of U.S. equities, five-year Treasury bonds and 90-day Treasury bills since 1950. Average annual total returns for foreign equities are also shown since 1970. History suggests that equities are the superior investment choice for a long-term investor. While equities have more years with negative returns, their long-term performance has been higher than both bonds and cash equivalents.

TEN-YEAR RETURN PERIODS	AMERICAN EQUITIES S&P 500	NON-US EQUITIES MSCI World Ex USA	FIVE-YEAR TREASURY BONDS	90-DAY TREASURY BILLS
1950-1959	19.4%	N/A	1.4%	2.1%
1960-1969	7.8%	N/A	3.3%	4.3%
1970-1979	5.9%	9.6%	6.9%	7.4%
1980-1989	17.5%	20.7%	11.7%	10.0%
1990-1999	18.2%	7.4%	6.2%	4.9%
2000-2007	1.7%	6.1%	4.3%	3.3%
1950-2007	11.9%	N/A	5.6%	5.4%

1970-2007	10.9%	10.7%	7.3%	6.4%

*Source: Thomas White International Ltd., and Standard & Poor's, and Morgan Stanley Capital International. This historical performance does not represent the performance of the Funds and does not predict future results.

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DESIGNING A LIFETIME
INVESTMENT PLAN

If a person at age 25 were to invest a lump sum of $20,000 and get an average annual total return of 11% compounded annually, he or she would have...

At Age 30,	At Age 35,	At Age 40,	At Age 45,	At Age 50,	At Age 55,	At Age 60,	At Age 65,
$33,701	$56,788	$95,692	$161,246	$271,709	$457,846	$771,497	$1,300,017

If the person at age 25 were to invest $2,000 each year until age 65 and get an average annual total return of 11% compounded annually, he or she would have...

At Age 30,	At Age 35,	At Age 40,	At Age 45,	At Age 50,	At Age 55,	At Age 60,	At Age 65,
$13,826	$37,123	$76,380	$142,530	$253,998	$441,826	$758,329	$1,291,654

Note: Examples assume reinvestment of all dividends within a tax-free savings plan or that taxes are paid from another source. The examples do not represent the past performance of an investment in the Funds and do not predict the future performance of the Funds.

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THE THOMAS WHITE AMERICAN OPPORTUNITIES FUND
SEEKS LONG-TERM CAPITAL GROWTH.

The American Opportunities Fund is designed to benefit from its Advisor's efforts to discover attractive investment opportunities in each of the major business sectors within the United States. History shows that careful industry and company diversification can help lower portfolio volatility and reduce risk during difficult market environments.

THE RANK OF EACH MARKET SECTOR'S THREE-YEAR PERFORMANCE IS ORDERED FROM #1 (BEST) TO #6 (WORST).*
Three-Year Periods	S&P 500	Consumer Sector	Financial Sector	Healthcare Sector	Industrial Sector	Technology Sector	Utility Sector
1982-1984	17%	20% (#2)	17% (#4)	13% (#5)	13% (#6)	23% (#1)	19% (#3)
1985-1987	18%	24% (#2)	11% (#5)	25% (#1)	19% (#3)	9% (#6)	17% (#4)
1988-1990	14%	20% (#2)	9% (#5)	24% (#1)	11% (#4)	-1% (#6)	18% (#3)
1991-1993	16%	16% (#3)	27% (#1)	7% (#6)	16% (#2)	14% (#5)	15% (#4)
1994-1996	20%	16% (#5)	26% (#3)	28% (#2)	18% (#4)	35% (#1)	8% (#6)
1997-1999	28%	21% (#4)	20% (#5)	23% (#3)	17% (#6)	59% (#1)	26% (#2)
2000-2002	-15%	-7% (#3)	1% (#1)	-1% (#2)	-7% (#3)	-33% (#6)	-27% (#5)
2003-2005	14%	11% (#5)	16% (#3)	10% (#6)	22% (#1)	16% (#2)	14% (#4)
2006-2007	16%	7% (#4)	-1% (#6)	6% (#5)	18% (#2)	13% (#3)	18% (#1)
1982-2007	13%	14%	14%	14%	13%	12%	11%

A diversified portfolio that includes all business sectors will tend to have smoother annual returns than any single sector. History shows that the accurate market timing of business sector returns is unlikely, and that no single sector has held a monopoly on stability or performance.

*Source: Thomas White International Ltd., and Standard & Poor's. This historical performance does not represent the performance of the Funds and does not predict future results. The information shown is average annual total return.

The American Opportunities Fund will normally use broad diversification across business sectors in seeking to obtain superior performance and below average return volatility in relation to comparable funds.

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THE WORLD HAS CHANGED.

AN INVESTMENT STRATEGY USING BOTH
AMERICAN AND INTERNATIONAL FUNDS
OFFERS THE POTENTIAL FOR IMPROVED
PERFORMANCE AND SMOOTHER RETURNS.

DISTRIBUTION OF THE MARKET VALUE OF THE WORLD'S SECURITIES MARKETS

	Dec 1960	Dec 1970	Dec 1980	Dec 1990	Dec 2000	Dec 2007
Developed Markets
North America	75%	70%	60%	45%	53%	39%
Europe	22%	22%	23%	25%	28%	28%
Pacific	3%	8%	16%	27%	15%	15%

Emerging Markets	0.1%	0.2%	0.8%	3%	4%	18%
	100%	100%	100%	100%	100%	100%

Global Market Value ($trillions)	$0.5	$2.0	$4.1	$8.2	$25.4	$44.5

There has been dramatic growth in the relative size of developed and emerging markets outside the United States since 1960. This means investors can now choose to employ wider diversification in structuring their equity holdings.

History shows that broad global diversification has in the past lowered the volatility associated with single country portfolios. The Thomas White Funds offer the American Opportunities Fund and the International Fund to enable individual investors to seek the potential advantages of a global investment strategy.

*Source: Thomas White International Ltd.
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THE WORLD HAS A MORE STABLE
PERFORMANCE PATTERN THAN
ANY OF ITS COMPONENT REGIONS.

MSCI INDICES	These Index Returns are in U.S. Dollars. Regional Performance Success is Ordered from #1 (Best) to #4 (Worst)
FIVE-YEAR RETURN PERIODS	WORLD	EUROPE	USA	JAPAN	PACIFIC EX-JAPAN
1970-1974	-1.3%	-0.9%(#2)	-3.4%(#3)	16.0%(#1)	-6.2%(#4)
1975-1979	16.0%	18.9%(#2)	13.3%(#4)	18.8%(#3)	27.5%(#1)
1980-1984	12.4%	6.1%(#3)	14.5%(#2)	17.0%(#1)	4.1%(#4)
1985-1989	28.0%	32.3%(#2)	19.8%(#4)	41.4%(#1)	22.4%(#3)
1990-1994	4.2%	7.0%(#3)	9.2%(#2)	-3.4%(#4)	15.3%(#1)
1995-1999	20.2%	22.5%(#2)	29.7%(#1)	2.1%(#4)	5.0%(#3)
2000-2004	-2.0%	0.4%(#2)	-3.2%(#3)	-6.3%(#4)	6.6%(#1)
2005-2007	13.3%	19.1%(#2)	8.9%(#3)	8.6%(#4)	26.3%(#1)
1970-2007	10.8%	12.3%	10.7%	11.0%	11.3%

*Source: Thomas White International Ltd., and Morgan Stanley Capital International (MSCI). This historical performance does not represent the performance of the Funds and does not predict future results. The information shown is average annual total return.

History shows that regional returns are random in their timing, with no area holding a monopoly on performance. Note that the world and its regions have similar long-term records.

Observe that the world index has a more stable return pattern than any of its components. This is because regional bull and bear markets tend to offset one another.

The Advisor believes that individuals who diversify

globally by owning the American Opportunities Fund and the International Fund will benefit from the potential for smoother performance offered by a well diversified portfolio.

Less volatile equity performance encourages investors to stay the course in falling market environments. This promotes success in reaching long-term investment goals.

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THOMAS S. WHITE, JR.

The Funds' Portfolio Manager

Thomas White has been the Funds' President and Portfolio Manager from their respective beginnings. He has been an active professional investor and security analyst since joining Goldman Sachs in 1966. His interests have always been global. As a boy he grew up around the world, living in Naples, Italy, Manila, Philippines and ten other cities before graduating from Duke University in 1965. Over his forty-one years as an investment manager, he has been with Lehman Brothers, Blyth Eastman Dillon and, for fourteen years, with Morgan Stanley. At Morgan Stanley, he was a Managing Director and the Chief Investment Officer for the firm's valuation-oriented equity investing.

Together with a team of seasoned domestic and international analysts,

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Mr. White directs the management of investments in Europe, North America, Latin America, Japan and the Far East. The firm's research division produces monthly publications that provide investment advice on the valuation of over 3,100 common stocks in fifty countries. These publications are utilized by major institutional asset management organizations worldwide.

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OUR ATTITUDE
TOWARD FUND SHAREHOLDERS

1.	The goal of the Thomas White Funds is to attract and serve the prudent, long-term investor.

2.

The Funds are designed to reflect our belief that shareholders should, in addition to receiving competitive returns, also benefit from lower volatility. A more stable portfolio encourages investors to stay the course in falling market environments. This promotes success in reaching long-term investment goals.

3.

We communicate with our shareholders as if we were in partnership with them. Topics include setting goals and developing investment perspective. We encourage shareholders to be highly knowledgeable, well-informed and to work toward accepting us as a trusted advisor.

4.

Our pro-shareholder attitude is clearly reflected in the Funds' expense structure. The Funds are no-load, which means no sales charges or 12b-1 fees. The Funds' portfolio turnover rates are expected to be lower than the average for comparable mutual funds. This means that we try to minimize both trading costs and shareholder taxes.

5.

We believe that shareholders' interests come before our own. Our professionals have adopted a strong ethics policy to demonstrate their dedication to this belief. This policy prohibits all firm employees from buying common stocks for themselves.

6.	Providing quality service in the administration of your shareholder account is a source of pride for us. Simply call our toll-free number: 1-800-811-0535.

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PRIVACY POLICY

I.	Commitment to Consumer* Privacy

The Thomas White Funds Family and Thomas White International, Ltd. (collectively, "we" or "us") are committed to handling consumer information responsibly. We recognize and respect the privacy expectations of our consumers, and we believe that the confidentiality and security of consumers' personal financial information is one of our fundamental responsibilities.

II.	Collection of Consumer Information

We collect, retain and use consumer information only where we reasonably believe it would be useful to the consumer and allowed by law. Consumer information collected by us generally comes from the following sources:

	o	Information we receive on applications or other forms;

	o	Information about consumers' transactions with us, our affiliates, or others.

III.	Disclosure of Consumer Information

We may disclose all of the consumer information we collect to affiliated financial institutions and to third parties who are not our affiliates:

	o	to perform marketing services on our behalf or pursuant to a joint marketing agreements between us and another party; and

	o	as otherwise permitted by law.

We do not disclose any consumer information about our former customers* to anyone except as permitted by law.

IV.	Security of Customer Information

We are committed to, and also require our service providers to:

	o	maintain policies and procedures designed to assure only appropriate access to, and use of information about our customers; and

	o	maintain physical, electronic and procedural safeguards that comply with federal standards to guard non-public personal information of our customers.

____________
* As defined in Regulation S-P.
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INVESTMENT ADVISER AND ADMINISTRATOR
Thomas White International, Ltd.
440 S. LaSalle Street, Suite 3900 - Chicago, IL 60605
1-800-811-0535

CUSTODIANS
The Northern Trust Company - Chicago, IL
U.S. Bank, N.A. - Milwaukee, WI

LEGAL COUNSEL
Dechert LLP - Washington, DC

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PricewaterhouseCoopers LLP - Chicago, IL

TRANSFER AGENCY
U.S. Bancorp Fund Services, LLC - Milwaukee, WI

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